UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the second paragraph containing the quote from the Chairman of the Board of Directors and the third and fourth paragraphs containing the candidate biographies as well as the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Ad hoc announcement pursuant to article 53 LR Zurich, August 13, 2021

Proposed new appointments to the Board of Directors of Credit Suisse Group AG

Zurich, August 13, 2021 – The Board of Directors (Board) of Credit Suisse Group AG is calling an Extraordinary General Meeting (EGM) and proposing Axel P. Lehmann and Juan Colombas for election as new non-executive members of the Board at such EGM to be held on October 1, 2021.

The Board of Credit Suisse announced today the nomination of Axel Lehmann and Juan Colombas for election to the Board at an EGM of Credit Suisse Group AG to be held on October 1, 2021. Subject to their elections, the Board intends to appoint Axel Lehmann as Chair of the Risk Committee, succeeding Richard Meddings, who has held this role on an ad interim basis in addition to being Chair of the Audit Committee.

António Horta-Osório, Chairman of Credit Suisse, said: “I am extremely pleased that Axel Lehmann and Juan Colombas have been nominated to join our Board. With their deep experience in risk management and business leadership, and both with careers spanning approximately three decades in financial services, they will make an invaluable contribution as we shape the bank’s strategic realignment and enhance our culture of risk management and personal responsibility and accountability. I look forward to working closely with them in their new respective roles as members of the Board.”

Axel Lehmann is a seasoned financial services leader with a wealth of experience in risk management, operations and business leadership. He was most recently a member of the Group Executive Board of UBS Group AG, initially as Group Chief Operating Officer and then as President Personal & Corporate Banking and President UBS Switzerland, positions he stepped down from as of January 31, 2021. Between 2009 and 2015, Axel Lehmann served as a non-executive director and a member of the Risk Committee of UBS Group AG. During that time, he was the Chief Risk Officer and Regional Chairman for Europe, Middle East and Africa at Zurich Insurance Group. His career at Zurich Insurance Group spanned almost 20 years, nearly 14 of which were as a member of the Group Executive Committee in various roles. These include responsibility for the insurer’s European and North America business, group IT and as Chief Risk Officer. Axel Lehmann currently holds mandates at several academic and non-profit institutions, including serving as an adjunct professor at the University of St. Gallen. He holds a PhD in Business Administration from the University of St. Gallen and is a graduate of the Advanced Management Program of the Wharton School, University of Pennsylvania, USA. Axel Lehmann is a Swiss citizen.

Juan Colombas has been a non-executive director and member of the Audit and Risk Committees at ING Group since 2020. He has extensive financial services industry experience with expertise in digital transformation, banking and risk management, and cyber security. His long experience as an executive in retail and commercial banking in the UK and Europe includes his recent position as Chief Operating Officer and previously Chief Risk Officer at Lloyds Banking Group spanning from 2011 to

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Media release Ad hoc announcement pursuant to article 53 LR Zurich, August 13, 2021

2020. Prior to that, he spent 25 years with Santander Group where he was Executive Director and Chief Risk Officer of Santander’s UK business from 2006 to 2010. Before becoming Chief Risk Officer, he held a number of senior risk, control and management roles at Santander Group. He holds a Bachelor’s of Science degree from the Madrid Polytechnic University, a financial management degree from ICADE, Madrid, and a Master’s in Business Administration from the Instituto de Empresa, Madrid. Juan Colombas is a Spanish citizen.

The EGM will, in light of the continuing exceptional circumstances due to the COVID-19 pandemic, be held without the personal attendance of shareholders, as provided for in the Ordinance 3 of the Swiss Federal Council regarding measures on combatting the Coronavirus. Shareholders shall be represented exclusively by the independent proxy. The invitation to the EGM will be published within the coming weeks.

CONTACT DETAILS

Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Dominik von Arx, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 49,240 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

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Media release Ad hoc announcement pursuant to article 53 LR Zurich, August 13, 2021

▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

▪
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

▪
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
▪	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2021 Credit Suisse Group AG and/or its affiliates. All rights reserved.

The English language version of this document is the controlling version.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Lotte van Aanholt
Lotte van Aanholt
Vice President

/s/ Jakob Pommer
Jakob Pommer
Date: August 13, 2021		Vice President